221 Main Street, Suite 300 • San Francisco, CA 94105 • (P) 415 593-5464 • (F) 415 896-5680

July 31, 2015

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prosper Marketplace, Inc.

Registration Statement on Form S-1

Filed June 11, 2015

File No. 333-204880

Form 10-K for the Fiscal Year Ended December 31, 2014

File No. 333-147019

Prosper Funding LLC

Form 10-K for the Fiscal Year Ended December 31, 2014

File No. 333-179941

Dear Ms. Anagnosti:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“PFL”), and Prosper Marketplace, Inc. (“PMI” and, collectively with PFL, the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated July 8, 2015 with respect to the Registration Statement on Form S-1 (File No. 333-204880) (the “Form S-1”). The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Form S-1 (“Amendment No. 1”). We have enclosed with this letter a marked copy of the Amendment No. 1 reflecting all changes to the Form S-1. Where the Company has revised the Amendment No. 1 in response to the Staff’s comment, we have noted the applicable page number in our response.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 31, 2015

Registration Statement on Form S-1

General

1.	Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2014 Form 10-K. To the extent applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.

Response: We acknowledge the Staff’s comment and we have revised the disclosure in Amendment No. 1, to the extent applicable, to conform with all material revisions that will be made to corresponding disclosures in the Company’s future filings.

Material U.S. Federal Income Tax Considerations, page 73

Taxation of the Notes

In General

2.	We note your statement that PFL intends to treat the Notes as its debt instruments that have original issue discount (OID) for U.S. federal income tax purposes, and that the discussion regarding the taxation of payments on the notes “assumes” this treatment. Please revise your disclosure to state a clear legal conclusion regarding the material tax consequences of payments on the notes, and to remove the inappropriate assumption in the fourth paragraph. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to state a legal conclusion regarding the material tax consequences of payments on the Notes. Please refer to the revised disclosure on pages 7, 18 and 74 of Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Sale of the Notes, page 39

Sale of Loans Purchased through Whole Loan Channel, page 40

3.	We note disclosure on page F-27, Note 13 of your financial statements, stating that you are dependent on third party funding sources, and that of all Borrowers Loans originated in the year ended December 31, 2014, 37%, 13% and 22% were purchased by three different parties. In light of the disclosure requirements of Item 101(h)(4)(vi) of Regulation S-K, please tell us why you have not disclosed in this section of the filing that you are dependent on these funding sources. Otherwise, please revise your future filings accordingly.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 31, 2015

Response: We acknowledge the Staff’s comment and we will revise our disclosure in future filings, to the extent applicable, related to our dependence on third party funding sources to provide the funds required to allow WebBank to originate Borrower Loans that the third party funding sources will later purchase. In addition, in response to comment one in the Staff’s letter dated July 8, 2015, we have provided revised disclosure related to the above on page 55 of Amendment No. 1.

However, in connection with the revised disclosure, we respectfully advise the Staff that we do not believe any third party funding source relationship currently exists that if lost would have a material adverse effect on our business. We believe that our third party funding sources are sufficiently diversified. Furthermore, if any particular third party funding sources were to be terminated, given the demand from existing and potential investors in both of our loan channels, we would not expect to have any material decrease in available funding to originate Borrower Loans.

4.	Based on the high concentration of your sources of funding, as well as disclosure indicating that approximately $1.4 billion of Borrower Loans issued through the Whole Loan channel were outstanding as of December 31, 2014 (refer to disclosure at the end of page F-25), in future filings please revise your disclosure to highlight that a significant percentage of your business is dependent on the loans originated through the Whole Loan channel. In this regard, we note that during 2014, your marketplace facilitated $1.6 billion in borrower loan originations.

Response: We acknowledge the Staff’s comment and we will revise our disclosure in future filings, to the extent applicable, to highlight that a significant percentage of our business is dependent on the loans originated through the Whole Loan channel. In addition, in response to comment one in the Staff’s letter dated July 8, 2015, we have provided revised disclosure related to the above on page 59 of Amendment No. 1.

Management’s Discussion and Analysis

Sales and Marketing, page 67

5.	Your sales and marketing expenses of $41,971,000 comprised almost 52% of your total operating revenues for the year ended December 31, 2014. Please discuss and analyze the nature, amount and trends for the most significant components of your sales and marketing expenses, and revise your future filings accordingly. Please also consider discussing and analyzing trends in your average customer acquisition costs. Please refer to Item 303 of Regulation S-K.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 31, 2015

Response: We acknowledge the Staff’s comment and confirm, in future filings, we will discuss and analyze the nature, amount and trends for the most significant components of our sales and marketing expenses. In addition, we confirm, in future filings, we will also consider discussing and analyzing trends in our average customer acquisition costs.

Specifically, in future filings, we will revise the discussion of our sales and marketing expenses similar to the following (underlined language is being added):

Sales and Marketing costs consist primarily of affiliate marketing, search engine marketing, online and offline campaigns, email marketing, public relations, gift/promotional expenses, and direct mail marketing including the compensation costs such as wages, benefits and stock based compensation for the employees to support these activities. This increase was largely due to increased costs related to generating the continuing growth in originations through our marketplace including an $11.6 million or 666% increase in affiliate marketing costs as we increased our number and volume of partners, an $8.5 million or 77% increase in direct mailing costs as we increased the volume of our direct mail campaigns, a $2.8 million or 11,227% increase in radio marketing costs as radio advertising moved beyond the trial stage and became a significant part of our advertising program and a $1.1 million or 70% increase in compensation costs due to the hiring of nine additional personnel.

* * * * * * *

In connection with the Staff’s comments on our Form 10-K, we hereby acknowledge that:

•     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should the Staff have additional questions or comments relating to any of the foregoing, please do not hesitate to contact Keir D. Gumbs, at (202) 662-5500, or, Reid S. Hooper, at (202) 662-5984, of Covington & Burling LLP, counsel to the Company.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 31, 2015

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel and Secretary